File No. 70-9323



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               Amendment No. 2 to

                             APPLICATION-DECLARATION

                                  ON FORM U-1/A

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   -------------------------------------------
                           Alliant Energy Corporation
                    (formerly Interstate Energy Corporation)
                          Alliant Energy Resources,Inc.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                           Heartland Properties, Inc.
                      122 West Washington Avenue, 6th Floor
                            Madison, Wisconsin 53703
                   ------------------------------------------

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                           Alliant Energy Corporation
                   ------------------------------------------
                    (Name of top registered holding company,
                     parent of each applicant or declarant)

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)

         The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                 Barbara J. Swan
                                 General Counsel
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192


                           William T. Baker, Jr., Esq.
                             Mahendra Churaman, Esq.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

                  Item 1 in this Application is hereby amended in its entirety as follows:

                  "In this Application, as amended, Alliant Energy Corporation (formerly Interstate Energy Corporation) ("Alliant"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeks authorization from time to time for a period of five (5) years for Alliant Energy Resources, Inc. ("AER"), through its wholly-owned subsidiary, Heartland Properties, Inc. ("HPI"), to invest passively in tax credit properties in the service area of Alliant.

                  BACKGROUND:  THE APPLICANTS AND HPI'S BUSINESS.
                               ---------------------------------

                  The Securities and Exchange Commission (the "Commission") issued an order on April 14, 1998 (the "Order") (Holding Co. Act Release No. 26856) approving the combination of WPL Holdings, Inc. ("WPLH"), IES Industries Inc. ("IES") and Interstate Power Company ("IPC"), pursuant to which the utility subsidiary of IES, IES Utilities Inc. ("Utilities"), and IPC would become subsidiaries of WPLH (the "Merger"). After the approval of the Merger, WPLH changed its name to Interstate Energy Corporation and registered with the Commission as a holding company under the Act. It has since changed its name to Alliant Energy Corporation.

                  AER is a wholly-owned subsidiary of Alliant which serves as a holding company for the non-utility subsidiaries of Alliant. HPI was established in 1988 to qualify for tax credits and assist in the development of low-income housing in the service area of Wisconsin Power & Light Company, which was the public utility subsidiary of WPLH prior to the Merger and is now a public utility subsidiary of Alliant. Capital Square Financial Corporation ("Capital Square"), also a wholly-owned subsidiary of AER, was incorporated in 1992 to provide financing services, including the origination and sale of mortgages, for the tax credit properties of HPI. The activities of HPI and its former subsidiary company, Heartland Asset Management, Inc. ("HAM"), have substantially changed since their establishment. The sole activities now are passive investment oversight, and not development, management or operation of tax credit properties. Prior to 1995, HPI and its then wholly-owned subsidiary HAM, participated in the syndication, development and property management of tax credit properties. In 1995 and 1996, however, HPI abandoned these businesses and outsourced their functions to third parties. On December 31, 1998, HPI dissolved HAM. HPI


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currently restricts its activities to providing investment oversight for the tax-credit portfolios of Alliant acquired through the Merger (described in Exhibit A). HPI also provides investment oversight for third-party corporate investors in previously established equity investment funds (see Exhibit B).

                  As a result, HPI no longer syndicates credits to outside equity investors, nor acts as a real estate developer nor manages properties. HPI's emphasis going forward will be on investment management to protect the tax credits and the physical properties. Investment management includes reviewing and analyzing financial statements generated by the third party property management firms against the approved budget for the investments and conducting due diligence assessments to determine that the properties remain in compliance with the provisions of the Low Income Housing Tax Credit (the "LIHTC") Program under Section 42 of the Internal Revenue Code (the "Code").1 Investment management in this context also includes on-site inspections to determine that the physical structure and grounds are maintained as quality affordable housing.

                  LOW INCOME HOUSING TAX CREDIT PROPERTY INVESTMENTS.
                  --------------------------------------------------

                  Alliant seeks authorization from the Commission for HPI to invest in new LIHTC properties in the same manner in which it had most recently invested in such properties: through the acquisition of limited partnership units in limited partnerships that are organized specifically to invest in low-income, multi-family housing projects throughout the Alliant service area. These limited partnerships are designed to ensure that the properties qualify for LIHTCs and remain in compliance under Section 42 of the Code. A separate limited partnership would be established for each qualifying housing development. This structure would allow for financing each project on a stand-alone basis, for insulating each investment property from any liabilities that may occur in the development of the other properties and for facilitating compliance with the requirements of Section 42 of the Code. HPI would not serve as the developer of these properties, but merely as an investor with due diligence oversight. Alliant's predominantly rural service territory would benefit by virtue of these investments which also would increase the demand for utility services. These investments would also be consistent with Alliant's stated policy of not abandoning the rural areas in its service territory in Iowa, Minnesota, Illinois and Wisconsin. In addition, by obtaining the tax credits, Alliant would be able to manage and lower its income tax expense.

------------------------
1 Regulation 1.42 - requires that extensive records relating to compliance be kept.


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                  Alliant seeks authorization for AER, either through itself,
HPI or another affiliate, to invest in a limited number of LIHTC properties in the Alliant service territory from time to time during the next five (5) years. The aggregate amount of such investments would be limited to $50 million in equity over the five year period. The investments would be made only in properties in the Alliant service territory. Alliant intends that HPI would use the funds being requested in the Application-Declaration entirely for multi-family housing properties.

                  Prior to actual investment, each property would be approved by the Heartland Investment Committee (the "Committee"). The Committee includes five members, three of whom are internal members of HPI and two of whom are members of AER. The purpose of the Committee is to review proposed real estate investments and either provide final approval for or reject such proposals. A formal meeting is held to present an overview of the proposed developer following the completion of due diligence on that developer and the proposed development. The proposed development is described in detail from the construction stage through the final property management arrangements in case study format; a forecast is included in the minutes of such a meeting. Again, HPI would make the investments only in properties in the Alliant service territory.

                  As described above, this Application-Declaration, as amended, does not seek approval to invest in any specific partnership, but rather seeks general approval for the investment of up to $50 million in equity in properties in the Alliant service territory over the next five years. Except for five (5) properties that HPI is considering for investment which have already been awarded tax credits, no specific properties can yet be identified for future investment because it is not known which properties would be awarded tax credits through the annual, competitive, tax credit allocation process. For those five
(5) properties with credits that HPI is considering for investment, however, the projected annual tax credit stream through the cross-over date when the housing properties will no longer receive tax benefits is shown on the schedule provided as Exhibit E to this Application-Declaration, as amended.

                  As mentioned above, there are only five (5) properties with an existing tax credit allocation that HPI is currently considering for prospective investment; others would be considered if and when they were awarded tax credits. The schedules showing the expected return on investment for each of these five (5) properties for the years following the cross-over date are provided as Exhibit F to this Application-Declaration, as amended.



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



                  Limited Partnership Agreements for prospective investments have not yet been negotiated or executed; they are, instead, typically negotiated with the third-party developer in the 30-60 days immediately preceding the time of the investment. HPI would not be the general partner, but would only be a limited partner with the usual rights of a limited partner under a limited partnership agreement pursuant to applicable law. These agreements, however, would likely be similar in form and substance to the Partnership Agreement for Riverview Pointe Limited Partnership, a Limited Dividend Housing Association, a copy of which is included as Exhibit G to this Application-Declaration, as amended. The General Partner, or a separate management company with which the Partnership may enter into a management agreement, would manage the day to day operations of each housing project, including leasing activities, rent collection and property maintenance.

                  The LIHTC has provided Alliant and its predecessors a major incentive to invest in low-income housing projects for persons in the Alliant service area. The LIHTC has provided each of these investors with a direct reduction to its federal income tax liability. In exchange for an LIHTC, the owner of a qualified property must agree to rent the units to persons with sufficiently low incomes as defined in Section 42 of the Code for at least fifteen years. In this way, the LIHTC program has resulted in the creation of a substantial amount of affordable housing in the Alliant service territory. Alliant has recognized a continuing affordable housing need, especially in Iowa, and thus seeks authorization for HPI to invest in LIHTC properties over the next five (5) years.

                  USE OF PROCEEDS.
                  ---------------

                  The $50 million that Alliant requests permission for HPI to invest over the next 5 years pursuant to this Application-Declaration, as amended, would be used for passive investments in various affordable housing developments within the Alliant service territory. None of the $50 million would be used for increased staffing, as staffing levels will remain at the level that currently exists as illustrated in the organizational chart enclosed as Exhibit H herein. The staffing level indicated on the chart is necessary for management of HPI's existing properties and meeting its existing obligations to third-party investors. Investment in an additional four to eight properties per year would not require an increase in staffing.

                  Because of the nature of the tax credit allocation process, it is not possible to develop a detailed schedule of the projects in which the $50 million would be invested. Each state has an annual allocation of tax credits in the amount of $1.25 per capita (for the states within the Alliant service territory,


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the annual allocation of credits is approximately $3.7 million for Iowa, $6.4 million for Wisconsin, $6.5 million for Minnesota, and $11 million for Illinois.) These tax credits are allocated annually in a competitive process, so there is no way of predicting which projects will be awarded credits in any given year. For example, applications for 1999 tax credits in Iowa were due on October 1, 1998. Over 70 applications were submitted requesting over $14 million in tax credits, versus Iowa's annual allocation of $3.7 million.

                  HPI would invest in between four and eight affordable housing limited partnerships per year, as a limited partner. Rural communities in the Alliant service territory could support LIHTC new construction developments averaging 40 units with a total development cost ranging from $2 million to $4 million. Half of the total development cost would be supported by community grants, long-term debt in the form of a permanent mortgage, or other debt financing. The balance of the development cost would be funded by equity, which would range from approximately $1 million to $2 million per development. The equity would be paid out as the development progressed.

                  CURRENT ACTIVITIES.
                  ------------------

                  The income statement and balance sheet for each property in which HPI or an affiliate has an ownership interest is provided in Exhibit I to this Application-Declaration, as amended.

                  Please note that note 6 to the financial statements in WPLH's 1997 Annual Report on Form 10-K (at pg. 67), which note is entitled "Income Taxes," provides a summary of the effect of housing tax credits on the effective income tax rate of WPLH and the dollar amount of credits utilized to reduce income tax expense for the years ended December 31, 1995, 1996 and 1997. A copy of this note is provided as Exhibit J herein.

                  Schedules providing a tax analysis for each partnership that specifically delineates the annual amount of LIHTC received for 1996 and 1997 for each such HPI property is provided as Exhibit K to this Application-Declaration, as amended.

                  A schedule listing, by partnership, the amount of tax credits received or to be received in each year for each HPI property is provided as Exhibit L to this Application-Declaration, as amended. The schedule includes annual projections through the cross-over date when each housing property will no longer receive tax benefits but will become an investment property.



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



                  The expected return on investment for each year after the cross-over date for each property is shown on the schedules provided as Exhibit M herein. As noted above, the LIHTC is available in the form of equal annual tax credits over a ten year term payable over eleven years, with the first and last years prorated. Under Section 42(h)(6)(A) of the Code, no credit is allowed for any taxable year unless an agreement between the housing project owner and the applicable state housing credit agency is in effect as of the end of such taxable year. Furthermore, pursuant to Sections 42(h)(6)(B)(i), 42(h)(6)(D) and 42(h)(6)(E)(ii) of the Code, such an agreement must prohibit any increase in gross rent for a period ending on the LATER of (a) the date specified by such agency in the agreement or (b) 15 years after the date when the building is placed in service. Thus, even though the flow of tax credits for an LIHTC property stops after ten years, the property remains subject to rent and income restrictions for at least fifteen years. In addition, state law restricts rental increases for an additional period of years. The housing credit agencies in Alliant's service territory, in their agreements with LIHTC property owners, prohibit any increase in gross rents on LIHTC property for up to 30 years.

                  Given these requirements of Section 42 of the Code and the limitations imposed by state housing credit agencies on LIHTC properties, HPI may need to maintain its investment interest in each LIHTC property for a period up to 30 years to protect both HPI's investment and the investment of other investors in the property.

                  Because of these rent restrictions, the annual return on investment for LIHTC properties is quite low after the tax credit stream expires. This is true for HPI properties, as shown on the schedules provided.

                  Copies of the constituent agreements for each of the properties in which HPI has an investment are provided as Exhibit N. The organizational structure of these agreements is also included in Exhibit N.

                  As noted, Alliant will continue, through its subsidiaries, its ownership and investment management services in connection with its existing portfolios of multi-family LIHTC properties. HPI will continue the oversight of the low-income properties (performed by HAM prior its December 31, 1998 dissolution) consistent with the role of passive investor. HPI will focus, in its investment management role, on financial statistics for each property and its compliance with LIHTC restrictions. Capital Square, like HPI a direct subsidiary of AER, will provide needed financing services for the investment properties. These services will include the origination and sale of mortgages.

                  The 1998 LIHTC portfolio of Alliant comprises sixty-two (62) developments with budgeted revenue of $12.9 million and operating expenses of $8.6 million. HPI also continues to perform the same investment management role for twenty-eight (28) additional low-income properties in four (4) equity investment funds and one (1) property with a direct outside investor. The outside third-party property management companies that provide the hands-on management services for these properties will continue to be responsible for the day-to-day operations, the implementation of capital improvement plans, the maximization of revenues from the properties and to ensure that actual operating expenses fall within budgeted amounts.

                  HPI will continue to conduct on-site inspections (which were conducted through its subsidiary, HAM, prior to its dissolution), review management operations, and ensure, from a due diligence standpoint, that each of the properties remains in compliance with LIHTC requirements. These review operations include the close monitoring of properties that HPI has placed on a "watch list" as properties that are not meeting pre-established performance criteria for their investors. HPI is evaluating the sale of at least three(3) properties from the existing portfolio during 1999.

                  LEGAL ANALYSIS FOR AUTHORIZATION OF HPI INVESTMENTS.
                  ---------------------------------------------------

                  In this Application-Declaration, as amended, Alliant seeks authorization for HPI to continue to invest in LIHTC properties through the acquisition of interests in limited partnerships in the Alliant service area from time to time during the next five years. This Application-Declaration, as amended, does not seek to change HPI's role in these LIHTC investments but, indeed, wishes to reinforce it and seek additional authorization under Section 9(c)(3) of the Act to acquire future interests in the identical form of investments.

                  The role of HPI as a "passive investor" in the limited partnerships would not change. It would invest in the limited partnership interests and review and analyze the financial statements generated by third-party property management firms and conduct, on a due diligence basis, compliance assessments to assure that the subject matter of the limited partnerships' investments would remain eligible for the LIHTC credits that HPI seeks. HPI would remain a "passive investor" and, like any other investor -- passive or otherwise - would follow and analyze the performance of the limited partnerships; HPI's intent would be to perform the required due diligence to ensure that its LIHTC


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investments are being properly managed by the agents of the general partner.

                   In 1985, in authorizing an investment of $200 million by Central and South West Corporation ("CSW") pursuant to Section 9(c)(3) of the Act in a new company created to invest as an equity participant in leveraged leases, the Commission noted:

                  "To approve the request of the applicants we must find not only that the acquisition is in the 'ordinary course of business' but that the acquisition of the securities is as an investment and not an acquisition that involves ownership and management of a nonutility business." Central and South West Corporation, Holding Co. Act Release No. 23578 (Jan. 22, 1985).

                  In the same Release, the Commission noted:

                  "It can hardly be argued that for a business to attempt to reduce its tax liability is anything but an indication of prudent management...For such businesses to attempt such reductions can fairly be characterized as being in the ordinary course of business. The Commission can think of no argument which suggests that attempting to reduce one's tax liability should not also be considered to be in the ordinary course of business for a regulated utility holding company..." Id.

                  Neither can the Applicant in this Application Declaration, as amended.

                  Alliant seeks authorization to invest up to $50 million in affordable housing via limited partnerships over a five-year period - an average
                   ---
of up to $10 million annually ---- to try to maximize the LIHTC benefits available to it. In its filing, CSW sought authority from the Commission, similar to Alliant in this filing, "to continue to secure for CSW and its stockholders the tax benefits associated with" tax benefit transfer ("TBT") transactions. CSW asserted that tax benefits similar to TBT's were available through investment in conventional leases. Therefore, the Commission authorized the creation of a new company to invest in such leases and the $200 million investment by CSW to maintain those tax benefits. The Commission also authorized CSW to guarantee loans to the new company up to the amount of its investment in the new company. The Commission concluded that the purchase and investment in tax benefits of this type was both in the ordinary course of business of CSW and was an investment rather than an acquisition that involved management of the new company.


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



                  More recently, the Commission authorized the investment by Georgia Power Company ("Georgia Power") pursuant to Section
9(c)(3) of the 1935 Act of up to $10 million over three years to acquire limited partnership units in limited partnerships that were essentially identical to those in which Alliant currently seeks authorization to invest. Georgia Power Company, Holding
Co. Act Release No. 26220 (Jan. 24, 1995). Also, the Commission approved an earlier investment by Georgia Power of up to $5 million to acquire all of the limited partnership units of a limited partnership designed to make venture capital investments in high-tech companies located in Georgia Power's service territory. Georgia Power Company, Holding Co. Act Release No.
25949 (Dec. 15, 1993). The Commission approved this $5 million investment in a venture capital enterprise which, by its nature, is a far riskier venture for a registered holding company and its stockholders than is an investment in LIHTC limited partnerships for the purpose of obtaining commensurate tax benefits. See also generally, Hope Gas, Inc., Holding Co. Act Release No. 25739
(Jan. 26, 1993) (The Commission approved a $1 million investment in a limited partnership designed to encourage private local venture capital investments and achieve state tax credits for investors); The Potomac Edison Company, Holding Co. Act Release
No. 25312 (May 14, 1991) (approval of investment in a for-profit economic development corporation); and East Ohio Gas Company, Holding Co. Act Release No. 25046 (Feb. 27, 1990) (approval of investment of $500,000 in limited partnership investing in real estate in downtown Cleveland). These precedents involve a variety of limited partnerships - some with riskier mandates than others - and authorize various investment sums.

                  As is apparent from the above precedents, the proposed investment by Alliant over the next five years in a proven, relatively low-risk investment to achieve LIHTC benefits for its stockholders, is consistent with the Commission's authority for Section 9(c)(3) approvals of this nature.

                  A review of the record also indicates that, unlike the case of Michigan Consolidated Gas Company (Holding Co. Act Release No. 25046, (June 22,
1970)), the proposed investments are only passive investments in, and do not involve "ownership and control of... another business" by the Applicant. In the Michigan Consolidated Gas Company matter, the applicant sought to acquire the stock and notes of a wholly owned subsidiary company, Michigan Consolidated Homes Corporation ("Homes Corporation") which was formed to construct and operate housing projects. The applicant sought approval to provide financing for two housing projects that Homes Corporation was currently constructing in Detroit. In rejecting this application-declaration, the Commission noted that "[t]he acquisition here proposed would enable Michigan Consolidated to become engaged, through a wholly controlled subsidiary company, in the businesses of constructing


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



and operating a housing development." Id. (emphasis added) The
Commission also emphasized the management activities of Homes
Corporation in the housing projects.

                  In the instant matter, as noted above, HPI would only be a limited partner and not a general partner of the prospective limited partnerships. As a limited partner, unlike Michigan Consolidated Gas Company, HPI would not control the prospective partnerships. The general partner(s), all of whom would be independent third-parties, would have full and exclusive control over the affairs of each partnership, subject to certain limited rights that limited partners, such as HPI, may hold under limited partnership agreements pursuant to applicable law.

                  In addition, unlike Michigan Consolidated Gas Company, the general partner(s), or a separate management company with which the prospective partnerships may enter into a management agreement, would manage the day to day operations of each LIHTC property, including renting, leasing, rental collection and property maintenance activities. It is clear therefore, that unlike Michigan Consolidated Gas Company, HPI is a passive investor and not an operator of the projects.

                  The authorizations sought by Alliant for the investment by HPI in LIHTC properties would have the added benefit of providing low-income housing in Alliant's service area. In both The Potomac Edison Company, supra, and Appalachian Power Company, Holding Co. Act Release No. 25266 (Mar. 6, 1991), the Commission approved investments by subsidiaries of registered holding companies in an economic development corporation designed to invest in small, rural firms in Virginia to stimulate economic development. Similarly, in East Ohio Gas Company, supra, a subsidiary of a registered holding company was authorized to invest in a partnership formed to invest in real estate development projects to stimulate the local economy of downtown Cleveland.

                  Moreover, governmental authorities within Alliant's service territory support and encourage the proposed investments in affordable housing.

                  In sum, the investment proposed by the Applicant is the type of passive investment contemplated by Section 9(c)(3) of the Act and HPI's efforts to reduce its tax liability through the proposed investment is within the "ordinary course of business" and within the meaning of Section 9(c)(3). For the reasons stated above, the Commission should grant the authorizations sought by Alliant on behalf of HPI pursuant to this Application-Declaration, as amended.


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         STATEMENT PURSUANT TO RULE 54.
         -----------------------------

         Rule 54 provides that the commission shall not consider the effect of the capitalization or earnings of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, in which a registered holding company holds an interest in determining whether to approve any transaction unrelated to any EWG or FUCO if the requirements of Rule 53 (a), (b) and (c) are satisfied.
These standards are met.

         Rule 53(a) (1): Currently, Alliant's "aggregate investment" in EWGs and FUCOs is approximately $110,000,000 or approximately 20.3% of Alliant's "consolidated retained earnings" for the four quarters ended March 31, 1999 ($541,478,000).

         Rule 53(a) (2): Alliant will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Alliant will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a) (3): No more than 2% of the employees of Alliant's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a) (4): Alliant will submit a copy of each Application or Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of the relevant portions of Alliant's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Alliant's domestic public utility subsidiaries.

         In addition, Alliant states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53 (c) is inapplicable by its terms.


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5.  PROCEDURE.
    ---------

                  Item 5 in this Application-Declaration is hereby amended, in its entirety, as follows:

                  "The requisite notice under Rule 23 with respect to the filing of this Application-Declaration, as amended, has been given and no request for hearing has been made. It is requested that the Commission issue an appropriate order granting and permitting this Application-Declaration, as amended, to become effective as soon as possible.

                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof."

ITEM 6.  EXHIBITS.
         --------

                  Exhibit E-1 - Revised schedules of expected LIHTC for partnerships in prospective investments (filed confidentially pursuant to Rule
104).

                  Exhibit F-1 - Revised schedules of expected rate of return for each prospective partnership investment (filed confidentially pursuant to Rule
104).


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


                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 20, 1999


                                  Interstate Energy Corporation

                                  By: /s/ Erroll B. Davis, Jr.
                                     ----------------------------------
                                     Erroll B. Davis, Jr.
                                     President and Chief
                                     Executive Officer


                                  Alliant Energy Resources, Inc.

                                  By: /s/ James E. Hoffman
                                     ----------------------------------
                                     James E. Hoffman
                                     President


                                  Heartland Properties, Inc.

                                  By: /s/ Ruth A. Domack
                                     ---------------------------------
                                     Ruth A. Domack
                                     President





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